Exhibit 11

Bronicki Investments Ltd.

Resolution of the Board of Directors

The following resolution was approve by the Board of Directors on November 12, 2015:

To authorize Ms. Yehudit Bronicki to prepare, execute, acknowledge, deliver and file in the name and on behalf of Bronicki Investments Ltd. Schedule 13D (including any amendments thereto) or Schedule 13G (including any amendments thereto) with respect to the securities of Ormat Technologies, Inc., a company incorporated in the State of Delaware, with the U.S. Securities and Exchange Commission, and perform in the name and on behalf of Bronicki Investments Ltd. any and all other acts which in the discretion of Ms. Bronicki are considered necessary or advisable under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.